November 21, 2008

Via Edgar and Federal Express

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3720
Washington, D.C. 20549

Re:	MSTI Holdings, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2007
Filed April 15, 2008
(File No. 0-52862)

Dear Mr. Spirgel:

We are counsel to MSTI Holdings, Inc. (the “Company”). We hereby submit on behalf of the Company a response to the letter of comment, dated October 29, 2008 (“Comment Letter”), from the staff of the Division of Corporation Finance of the Securities and Exchange Commission to the Company’s Annual Report on Form 10-KSB for its fiscal year ended December 31, 2007, filed with the Securities and Exchange Commission (the “Commission”) on April 15, 2008 (“Form 10-KSB”).

The Company’s responses are numbered to correspond to the Commission’s comments and are filed in conjunction with Amendment No. 1 to the Form 10-KSB. For your convenience, each of the comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment. We are also sending courtesy copies of this letter to you by Federal Express, together with a redline of the Form 10-KSB/A marked to show changes from the Form 10-KSB as filed.

Form 10-KSB for the fiscal year ended December 31, 2007

Item 8A(T), page 24
Management Annual Report on Internal Control over Financial Reporting, page 24

Haynes and Boone, LLP
Attorneys and Counselors
1221 Avenue of the Americas, 26th Floor
New York, New York 10020-1007
Phone: 212.659.7300
Fax: 212.918.8989

November 21, 2008

Comment No. 1:

You disclose on page 13 that “any current internal control deficiencies may adversely affect your financial condition, results of operation and access to capital.” Additionally, you “have not performed an in-depth analysis to determine if past failures of internal controls exist and may in the future discover areas of [y]our internal control that need improvement.” Based on these disclosures, please tell us how you concluded that your internal control over financial reporting was effective as of December 31, 2007.

Response:

The Company has revised the disclosure in the risk factor on page 13 to delete the statement that the Company has not performed an in depth analysis to determine if past failures of internal controls exist.

Consolidated Statements of Losses, page F-5
Consolidated Statements of Cash Flows, pages F-7 and F-8

Comment No. 2:

Please delete the successor columns for the year ended December 31, 2006 and January 1 to December 31, 2006.

Response:

The Company has revised its financial statements to delete the successor columns for the year ended December 31, 2006 and for January 1 to December 31, 2006 in the Consolidated Statement of Losses and the Consolidated Statement of Cash Flows.

Note J- Stock Options and Warrants, page F-23

Comment No. 3:

Please tell us how you calculated the total stock compensation expense ($308,634, net of tax, recognized and $2,485,926 unrecognized) on 4,278,000 options which were fair valued at $.46 per share ($1,967,880). Also, tell us why it is appropriate to estimate your volatility based on a peer group of 20 companies which included companies that are much larger than yours in terms of market capitalization and annual revenues.

November 21, 2008

Response:

The Company used the Black-Scholes-Merton option-pricing model. Based upon the assumptions disclosed in Note J, the Company calculated the fair value per share of the 4,278,000 options granted at $0.46 per share totaling approximately $1,967,880. The total amount of compensation cost recognized during the year totaling $308,634 was based upon the option vesting requirements. Upon further analysis, the Company has determined the total unrecognized stock based compensation was approximately of $1,659,246. As a result, the Company has changed the amount disclosed in Note J from $2,485,926 to $1,659,246.

In accordance with SAB Topic 14D1, the Company based its expected volatility on the historical volatility of similar entities which are publicly available. In making its determination as to similarity, the Company considered the industry, stage of life cycle, size and financial leverage of such other entities. The primary criteria of the peer group selected were companies that are active in the Company’s market of providing and distributing broadband and video services. Unfortunately, the majority of these companies are later in their life cycle and larger in size than the Company.

Note L- Income Taxes, page F-26

Comment No. 4:

Refer to footnote 1a of SFAS 5. Please tell us how you considered FIN 48 in connection with your recognition of a tax contingency reserve which, per your disclosure, was established in accordance with SFAS 5.

Response:

Prior to the acquisition of the Company by Telkonet on January 31, 2006, the Company had established a contingency reserve related to income taxes in accordance with SFAS No. 5. These reserves predominantly relate to the tax treatment of compensation during the calendar years 2004 and 2005. Subsequently, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109 ("FIN 48"). Effective January 1, 2007, the Company adopted the provisions of FIN 48, as required. As a result of implementing FIN 48, there has been no adjustment to the Company’s financial statements and the adoption of FIN 48 did not have a material effect on the Company’s consolidated financial statements for the year ending December 31, 2007.

November 21, 2008

Exhibits 31.1 and 31.2

Comment No. 5:

Please see #4. Revise the first paragraph of your certifications to include the introductory language of paragraph 4 of Item 601(31) of Regulation S-B. More specifically, revise to refer to “internal control over financial reporting (as defined in the Exchange Act Rules 13a-15(f) and 15d-15(f))” immediately following your reference to disclosure controls and procedures. Also, disclose under paragraph 4(b) that you have “Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provided reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.”

Response:

The Company has revised the first sentence of paragraph 4 of its certifications to include the phrase “and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))”. The Company has also disclosed under paragraph 4(b) of its certifications that it has “Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.”

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (212) 659-4969 or Benjamin Reichel at (212) 659-4988.

Sincerely,

/s/ Nancy Brenner

Nancy Brenner

cc:	Frank T. Matarazzo
Ownkar Persaud

ATTACHMENT

Risk Factors, page 13

If we fail to maintain an effective system of internal control in the future, we may not be able to report our financial results accurately or to prevent fraud. Any inability to report and file our financial results accurately and timely could harm our business and adversely impact the trading price of our common stock.

Effective internal control is necessary for us to provide reliable financial reports and prevent fraud. If we cannot provide reliable financial reports or prevent fraud, we may not be able to manage our business as effectively as we would if an effective control environment existed, and our business and reputation with investors may be harmed. We may in the future discover areas of our internal control that need improvement, internal control deficiencies may adversely affect our financial condition, results of operation and access to capital.

Comment No. 2:

Consolidate Statements of Losses, page F-5

MSTI HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF LOSSES
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	December 31,	December 31,
	2007	2006
Revenue, net	$2,675,750	$1,896,446

Cost of Sales	3,405,599	2,346,448

Gross Profit (Loss)	(729,849)	(450,002)

Operating Expenses:
Selling, General and Administrative	4,108,077	2,856,631
Impairment write-down in Goodwill	1,958,198	-
Impairment write-down in Long Lived Assets	493,512	-
Non-Employee stock based compensation	337,500	-
Employee stock based compensation	40,500	-
Employee stock options	308,634	-
Depreciation and Amortization	466,142	323,862
Total Operating Expense	7,712,563	3,180,493

Loss from Operations	(,8,442,412)	(3,630,495)

Other Income (Expense):
Registration rights liquidated damage	(500,000)	-
Interest Income	71,480	1,503
Interest Expense	(1,139,952)	(210,954)
Total Other (Expenses)	(1,568,472)	(209,451)

Loss Before Provision for Income Taxes	(10,010,884)	(3,839,946)

Provision for Income Taxes		(146,215)

Net Loss	$(10,010,884)	$(3,693,731)

Loss per common share (basic and diluted)	($0.43)	($0.25)

Weighted average common shares for computation	23,439,567	15,000,000

See accompanying notes to consolidated financial statements

Comment No. 2:

Consolidated Statements of Cash Flows, pages F-7 and F-8

MSTI HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	December 31,	December 31,
	2007	2006
Increase (Decrease) In Cash and Equivalents
Cash Flows from Operating Activities:
Net loss	$(10,010,884)	$(3,693,731)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Investment in affiliate	-	4,948
Impairment of Fixed Assets	493,512	-
Impairment of Goodwill	1,958,198	-
Registration rights liquidated damages	500,000	-
Amortization of the beneficial conversion feature of the convertible notes and warrants	464,586	-
Amortization of OID interest	307,038	-
Stock options and warrants issued in exchange of service	308,634	-
Common stock issued in exchange for services	337,500	-
Stock based compensation issued to employees	40,500	-
Amortization of financing costs	168,353	-
Depreciation, including Cable equipment and installations	744,953	415,167
Amortization	421,494	282,678
Due to/from affiliate	-	19,936
Increase / decrease in:
Accounts receivable, trade and other	(141,341)	10,694
Prepaid expenses and deposits	144,184	249,284
Customer deposits	6,000	-
Income tax payable, net of receivable		186,886
Deferred income tax and other, net	-	(42,101)
Deferred revenue	20,388	16,605
Accrued Payroll	15,780	-
Accounts payable, accrued expenses, net	775,412	242,947
Net Cash Provided by (Used In) Operating Activities	(3,445,698)	(2,306,687)

Cash Flows From Investing Activities:
Costs of Cable equipment and installations	(1,541,491)	(2,800,446)
Purchase of Newport assets	(1,118,294)	-
Purchase of property and equipment, net	(113,700)	(34,917)
Net Cash Used In Investing Activities	(2,773,485)	(2,835,363)

Cash Flows From Financing Activities:
Proceeds from (Repayment of) line of credit	-	(363,092)
Advances from Parent Company, net	(863,023)	5,603,310
Proceeds from sale of common stock, net of costs	2,694,020	-
Proceeds from issuance of convertible debentures, net of costs	6,050,000	-
Financing costs	(746,762)	-
Repayments of Notes Payable	(6,555)	(6,555)
Net Cash Provided By Financing Activities	7,127,680	5,233,663
Net Increase In Cash and Cash Equivalents	908,497	91,613
Cash and cash equivalents at the beginning of the period	114,468	22,855
Cash and cash equivalents at the end of the period	$1,022,965	$114,468

See accompanying notes to consolidated financial statements

MSTI HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	December 31, 2007	December 31, 2006
Supplemental Disclosures of Cash Flow Information:
Cash transactions:
Cash paid during the period for interest	$199,976	$4,780
Income taxes paid	-	-

Non-cash transactions:
Amortization expense of the beneficial conversion feature	464,586	-
Amortization expense of warrants issued	307,038	-
Conversion of Parent Company Loan	5,000,000	-

Acquisition by Telkonet, Inc. (Note B):
Subscriber list - intangible asset	-	2,463,927
Goodwill	-	1,958,198
Investment by Telkonet, Inc.	-	4,379,259

Acquisition of Newport:
Subscriber list - intangible asset	1,980,187	-
Fixed assets acquired	668,107	-
Common stock of parent company	(1,530,000)	-
Direct acquisition costs	(98,294)	-
Cash paid for acquisition	$(1,020,000)	$-

See accompanying notes to consolidated financial statements

Comment No. 3:

Note J - Stock Options and Warrants, page F-23

MSTI HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

NOTE J - STOCK OPTIONS AND WARRANTS

Total stock-based compensation expense related to stock options recognized in the consolidated statement of losses for the year ended December 31, 2007, was $308,634, net of tax effect. The aggregate intrinsic value of options outstanding and unvested at December 31, 2007, is $0. At December 31, 2007, total unrecognized stock-based compensation expense related to non-vested stock options was $1,659,246.

Comment No. 5:
EXHIBIT 31.1

CERTIFICATION OF THE PRINCIPAL EXECUTIVE OFFICER PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Frank T. Matarazzo, certify that:

(1)	I have reviewed this annual report on Form 10-KSB/A of MSTI Holdings, Inc.;

(2)
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

(4)
The small business issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)
Evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

d)
Disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter (the small business issuer’s fourth fiscal quarter in the case of the annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting; and

(5)
The small business issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer’s auditors and the audit committee of the small business issuer’s board of directors (or persons performing the equivalent functions):

a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal control over financial reporting.

Date: November 21, 2008	/s/ Frank T. Matarazzo
Frank T. Matarazzo,
Chief Executive Officer
(principal executive officer)

EXHIBIT 31.2

CERTIFICATION OF THE PRINCIPAL FINANCIAL OFFICER PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Ownkar Persaud, certify that:

(1)	I have reviewed this annual report on Form 10-KSB/A of MSTI Holdings, Inc.;

(2)
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects, the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

(4)
The small business issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)
Evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

d)
Disclosed in this report is any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter (the small business issuer’s fourth fiscal quarter in the case of the annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting; and

(5)
The small business issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer’s auditors and the audit committee of the small business issuer’s board of directors (or persons performing the equivalent functions):

a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal control over financial reporting.

Date: November 21, 2008	/s/ Ownkar Persaud
Ownkar Persaud,
Vice President of Finance
(principal financial officer)